FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 24, 2004	James A. Ryan Chief Financial Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC DECLARES QUARTERLY DIVIDEND

February 24, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that its Board of Directors has declared a quarterly dividend of $0.03 per common share. The dividend will be paid on March 15, 2004 to shareholders of record as at March 8, 2004.

CryptoLogic previously announced its intention to pay regularly quarterly dividends, which reflects the company’s strong financial position and positive cash flow generation. Each future quarterly dividend will be subject to Board approval based on the company’s financial results.

About CryptoLogic (www.cryptologic.com)
CryptoLogic Inc. is a leading software and services provider to the global online gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of world’s few gaming software companies licensed and certified to the most exacting government-regulated requirements for online gaming similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip client base. In addition to a broad product portfolio of more than 80 casino games, bingo and multi-player poker, WagerLogic offers integrated e-cash management and customer care services in multi-currencies and multi-languages for a total online gaming solution.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the London Stock Exchange (symbol: CRP). There are currently 12.3 million common shares outstanding.

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5